SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No. _________)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

64077P108

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

100 Jericho Quadrangle, Suite 208

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64077P108	13D	Page 2 of 14 Page

1	NAMES OF REPORTING PERSONS George W. Haywood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,049,315 (2)
	8	SHARED VOTING POWER 1,274,127 (3)
	9	SOLE DISPOSITIVE POWER 6,049,315 (2)
	10	SHARED DISPOSITIVE POWER 1,274,127 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,323,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Haywood, Mr. Egan, Mr. O’Driscoll and Mr. Dobrich may be deemed to be a group.
(2)	Includes 539,272 shares owned by Mr. Haywood’s minor children.
(3)	Represents shares owned by Mr. Haywood’s spouse.

CUSIP No. 64077P108	13D	Page 3 of 14 Page

1	NAMES OF REPORTING PERSONS Con Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,272,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,272,111
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Haywood, Mr. Egan, Mr. O’Driscoll and Mr. Dobrich may be deemed to be a group.

CUSIP No. 64077P108	13D	Page 4 of 14 Page

1	NAMES OF REPORTING PERSONS Conor O’Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,606
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 879,606
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Haywood, Mr. Egan, Mr. O’Driscoll and Mr. Dobrich may be deemed to be a group.

CUSIP No. 64077P108	13D	Page 5 of 14 Page

1	NAMES OF REPORTING PERSONS Fulvio Dobrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 890,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 890,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Haywood, Mr. Egan, Mr. O’Driscoll and Mr. Dobrich may be deemed to be a group.

CUSIP No. 64077P108	13D	Page 6 of 14 Page

Item 1. Security and Issuer.

The class of securities to which this statement relates is the common shares, without par value (the “Common Stock”), of Neptune Technologies & Bioressources Inc. (the “Company”). The Company’s principal executive office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec, Canada H7T 0A3.

Item 2. Identity and Background.

(a) This statement is being jointly filed by Mr. George W. Haywood, Mr. Con Egan, Mr. Conor O’Driscoll and Mr. Fulvio Dobrich (all collectively referred to as the “Reporting Persons”).

(b) The business address for Mr. Haywood is c/o Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Suite 208, Jericho, New York 11753. The business address for each of Mr. Egan, Mr. O’Driscoll and Mr. Dobrich is 441 Lexington Avenue Suite 1221, New York, NY 10017.

(c) Messrs. Haywood, Egan and O’Driscoll are private investors. Mr. Dobrich is the manager of Galileo Fund Ltd., a British Virgin Islands’ investment company, which invests in equities, debt and derivatives.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Haywood, O’Driscoll and Dobrich are United States citizens. Mr. Egan is a citizen of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

Each of Messrs. Haywood, Egan and O’Driscoll used his personal funds to purchase the securities shown on this Schedule 13D. Mr. Dobrich purchased securities shown on this Schedule 13D with a combination of personal funds and working capital of Galileo Fund Ltd.

Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes only. Each of the Reporting Persons may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise so as to meet their investment objectives. The Reporting Persons may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

CUSIP No. 64077P108	13D	Page 7 of 14 Page

The Reporting Persons now believe that the Company should implement changes to the Board of Directors and management with the ultimate objective of improving the Company’s profitability and share price performance.

The Reporting Persons intends to contact the Company to have preliminary discussions with respect to these measures and desires to discuss each of them in further detail with the Company’s management team.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company’s management team to meet with and consider the suggestions of the Reporting Persons, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company and/or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 11,365,159. Such amount represents beneficial ownership of 15.3% of the Common Stock of the Company.

(b) As for Mr. Haywood, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 6,049,315.
2.	Shared power to vote or to direct vote is 1,274,127.
3.	Sole power to dispose or to direct the disposition is 6,049,315.
4.	Shared power to dispose or to direct the disposition is 1,274,127.

Included as shares for which there exists sole voting and dispositive power is 539,272 owned by Mr. Haywood’s minor children, which children would have the right to the receipt of the dividends from, and the proceeds from the sale of, such shares. Included as shares for which there exists shared voting and dispositive power is 1,274,127 shares owned by Cheryl Haywood, Mr. Haywood’s spouse. Ms. Haywood would have the right to the receipt of dividends from, and proceeds for the sale of, such shares.

CUSIP No. 64077P108	13D	Page 8 of 14 Page

Below is the information required by Item 2 with respect of the power to vote or to direct the vote or to dispose or direct the disposition is shared: The business address for Ms. Haywood is c/o Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Suite 208, Jericho, New York 11753. Ms. Haywood is a teacher. Ms. Haywood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Haywood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Haywood is a United States citizen.

As for Mr. Egan, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 2,272,111.
2.	Shared power to vote or to direct vote is 0.
3.	Sole power to dispose or to direct the disposition is 2,272,111.
4.	Shared power to dispose or to direct the disposition is 0.

As for Mr. O’Driscoll, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 879,606.
2.	Shared power to vote or to direct vote is 0.
3.	Sole power to dispose or to direct the disposition is 879,606.
4.	Shared power to dispose or to direct the disposition is 0.

As for Mr. Dobrich, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 890,000.
2.	Shared power to vote or to direct vote is 0.
3.	Sole power to dispose or to direct the disposition is 890,000.
4.	Shared power to dispose or to direct the disposition is 0.

(c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days are described in Schedule I attached hereto and incorporated herein by reference.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as set forth in Item 4 above, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

CUSIP No. 64077P108	13D	Page 9 of 14 Page

Item 7. Material to be Filed as Exhibits.

Item 7 contains the following exhibits:

Exhibit 1 Schedule 13D Joint Filing Agreement.

CUSIP No. 64077P108	13D	Page 10 of 14 Page

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014

/s/ George W. Haywood
George W. Haywood

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

/s/ Fulvio Dobrich
Fulvio Dobrich

CUSIP No. 64077P108	13D	Page 11 of 14 Page

SCHEDULE I

This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by the Reporting Persons during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased or sold by George W. Haywood.

Date	Number of Shares	Purchased or Sold	Price Per Share
12-Feb	15,000	Purchased	$3.00
24-Feb	30,000	Purchased	$3.23
28-Feb	50,000	Purchased	$2.65
7-Mar	45,000	Purchased	$2.67
25-Mar	48,219	Purchased	$2.40
26-Mar	16,781	Purchased	$2.28

Shares purchased or sold by George W. Haywood’s minor children.

Date	Number of Shares	Purchased or Sold	Price Per Share
12-Feb	10,000	Sold	$2.99
24-Feb	30,000	Sold	$3.22
7-Mar	40,000	Sold	$2.67
10-Mar	11,900	Sold	$2.69
11-Mar	18,100	Sold	$2.69
12-Mar	25,000	Sold	$2.59

Shares purchased or sold of which Mr.Egan has beneficial ownership:

Date	Number of Shares	Purchased or Sold	Price Per Share
20-Feb	6,000	Purchased	$3.03*
26-Feb	500	Purchased	$3.22
28-Feb	50,000	Purchased	$2.59

* Represents a volume weighted average price of shares purchased on this date.

CUSIP No. 64077P108	13D	Page 12 of 14 Page

Shares purchased or sold of which Mr. O’Driscoll has beneficial ownership:

Date	Number of Shares	Purchased or Sold	Price Per Share
28-Feb	100,000	Purchased	$2.70
11-Mar	50,000	Purchased	$2.68
11-Mar	50,000	Purchased	$2.68
12-Mar	50,000	Purchased	$2.63
14-Mar	20,000	Purchased	$2.60
17-Mar	6,250	Purchased	$2.53
17-Mar	6,250	Purchased	$2.54
17-Mar	6,250	Purchased	$2.53
17-Mar	6,250	Purchased	$2.53
19-Mar	43,000	Purchased	$2.55

Shares purchased or sold of which Mr. Dobrich has beneficial ownership:

Date	Number of Shares	Purchased or Sold	Price Per Share
26-Feb	100,000	Purchased	$3.09
09-Mar	90,000	Purchased	$2.90
31-Mar	4,400	Purchased	$2.59
31-Mar	600	Purchased	$2.54
31-Mar	90,000	Purchased	$2.54
01-Apr	2,000	Purchased	$2.50
01-Apr	3,000	Purchased	$2.51

CUSIP No. 64077P108	13D	Page 13 of 14 Page

EXHIBIT INDEX

Exhibit No.	Description

1	Schedule 13D Joint Filing Agreement

CUSIP No. 64077P108	13D	Page 14 of 14 Page

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any additional amendments thereto) with respect to the securities of Neptune Technologies & Bioressources Inc. and that this Agreement be filed as an Exhibit to such Schedule 13D.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 10th day of April, 2014.

/s/ George W. Haywood	/s/ Con Egan
George W. Haywood	Con Egan

/s/ Fulvio Dobrich	/s/ Conor O’Driscoll
Fulvio Dobrich	Conor O’Driscoll